Points.com Inc. Announces Results of Annual General Meeting

TORONTO, Canada, May 12, 2022 - Points.com Inc. (TSX: PTS) (NASDAQ: PCOM) ("Points" or the "Company"), the global leader in powering loyalty commerce, announced today that all resolutions put to the annual general meeting of shareholders held on May 11, 2022 were passed, including the reappointment of the Company's directors.

The following votes were received with respect to each director nominee:

	Number of Shares For	Number of Shares Withheld
David Adams	9,054,056	115,065
Christopher Barnard	8,481,521	687,600
Michael Beckerman	8,971,418	197,703
Bruce Croxon	8,825,354	343,767
Robert MacLean	8,820,364	348,757
Jane Skoblo	9,162,511	6,610
John Thompson	8,438,802	730,319
Leontine van Leeuwen-Atkins	9,148,171	20,950

In addition, shareholders voted in favor of the reappointment of KPMG LLP as the auditors of the Company. The following votes were received with respect to the resolution:

	Number of Shares For	Number of Shares Withheld
Reappointment of Auditors	9,845,068	70,799

About Points.com Inc.

Points, (TSX: PTS) (NASDAQ: PCOM) is a trusted partner to the world's leading loyalty programs, leveraging its unique Loyalty Commerce Platform to build, power, and grow a network of ways members can get and use their favourite loyalty currency. Our platform combines insights, technology, and resources to make the movement of loyalty currency simpler and more intelligent for nearly 60 reward programs worldwide. Founded in 2000, Points is headquartered in Toronto with teams operating around the globe.

For more information, visit Points.com.

Investor Relations Contact

Cody Slach and Jackie Keshner

Gateway Group, Inc.

1-949-574-3860

IR@points.com